UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANTICUS INTERNATIONAL CORPORATION
1155 Boul. René-Lévesque Ouest, Suite 2500
Montréal, Québec  H3B 2K4
Canada

Via Edgar

January 12, 2011

Re: Anticus International Corporation - Request to Withdraw PRE 14-C (RW)

SEC File Number 000-1192494

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Anticus International Corporation (the "Registrant") hereby requests immediate withdrawal of its PRE 14C (File No. 000-1192494, which was filed with the Securities and Exchange Commission (the "Commission") on November 10, 2010 along with any exhibits (the "PRE 14C").

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the PRE 14C contained therein. Furthermore, there was no circulation of the PRE 14C in connection with the proposed actions and the PRE 14C was not declared definitive by the Commission.

Subsequent to a review by the Commission of the PRE 14C, the Registrant was requested to amend its filing to file the notice of Annual General Meeting under Schedule 14A. The Registrant subsequently filed the notice of Annual General Meeting under a Preliminary Schedule 14A on December 21, 2010 and a Definitive Schedule 14A on January 3, 2011.

The Registrant believes that withdrawal of the PRE 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the PRE 14C was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the PRE 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please address as follows.

Don Nicholson
Telephone 403-693-8006, Facsimile 403-272-3620
E- Mail dnicholson@icssltd.com

Very truly yours,

/s/ Michel Plante
Michel Plante
Secretary